(Formerly Hard Creek Nickel Corporation)
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information, prepared as of May 30, 2018, should be read in conjunction with the condensed interim consolidated financial statements of Giga Metals Corporation (the “Company”) for the three months ended March 31, 2018, together with the audited consolidated financial statements of the Company for the year ended December 31, 2017 and the accompanying management’s Discussion and Analysis (the “Annual MD&A”) for that fiscal year. The referenced consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This MD&A is a review of the Company’s operations and financial position as at and for the three months ended March 31, 2018, and plans for the future based on facts and circumstances as of May 30, 2018. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 65 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All the property claims have had assessment work applied to them to keep them in good standing until at least December 1, 2021.

The Turnagain project has not been actively explored since 2011 due to low nickel prices and difficult financial conditions. The price of nickel has been improving over the past year, and during the third quarter of 2017, the Company completed equity financings allowing the Company to plan a drilling program for the summer of 2018.

The Company relies on equity financings and loans to fund its operations. From August 2017 to January 2018, the Company raised $5,303,500 by issuing a total of 19,106,666 units. The Company is well capitalized to conduct an exploration program in 2018.

The Company is planning to drill approximately 7,000 metres of core holes in 2018. Approximately half of the drilling will be to test three high impact exploration targets; the balance will be development drilling designed to increase confidence in part of the deposit that is currently categorized as inferred resource.

Results from Operations

During the three months ended March 31, 2018

General and Administrative - During the three months ended March 31, 2018 (“2018”), the Company incurred a loss of $467,394 ($0.01 per share) compared to a loss of $47,963 ($0.00 per share) during the three months ended March 31, 2017 (“2017”). The administrative expenses for 2018 were $481,010, up from $47,963 from 2017. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $1,078 (2017: $571) and $242,640 (2017: $6,437) in 2018, respectively. Excluding non-cash expenses, the 2018 administrative expenses were $237,292 up from $40,955 in 2017 due primarily to an increase in activities. Office and general expenses in 2018 were $75,704 (2017: $26,462), an increase of $49,242. Investor relations in 2018 was $59,785 (2017: $4,782), an increase of $55,003. Legal and audit in 2018 was $8,050 (2017: $1,999) an increase of $6,051. Management fees in 2018 was $55,179, up $49,179 from the $6,000 incurred in 2017. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2018 were approximately $79,000 per month compared to $14,000 per month in 2017. During 2018, the Company earned $13,616 from interest income compared to $nil for 2017. The increase in expenditures during 2017 was due to increased business activity after completion of financing activities from August 2017 to January 2018.

Exploration - During the three months ended March 31, 2018, the Company incurred expenditures on exploration and evaluation assets of $328,007 (2017: $29,093) including $218,754 on geological and engineering services relating to the Turnagain Project. The Company was re-evaluating and updating the engineering on the project and planning a program of metallurgical and comminution test work.

Summary of Quarterly Results

The following is selected financial data from the Company’s unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being March 31, 2018.

	Three Months Ended ($)
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
Total Revenues	-	-	-	-
Loss	467,394	491,880	95,375	48,081
Loss Per Share (basic and diluted)(1)	0.01	0.01	0.00	0.00
Exploration and evaluation interest expenditures	-	-	-	-

	Three Months Ended ($)
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
Total Revenues	-	-	-	-
Loss	47,963	61,887	51,208	70,990
Loss Per Share (basic and diluted)	0.00	0.00	0.00	0.00
Increase in exploration and evaluation assets – British Columbia properties	-	(1,273)	6,000	13,480

Financing Activities and Capital Expenditures

During the three months ended March 31, 2018, the following equity financings were completed:

I)

On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. As at December 31, 2017, the Company had received $27,000 of subscriptions towards this private placement.

As part of the private placement, the Company paid $22,080 in finder’s fees and other cash issuance costs of $14,290. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date.

The Company also received $37,000 from the exercise of 400,000 warrants.

Liquidity and Capital Resources

At March 31, 2018, the Company had working capital of $4,261,597 compared to working capital of $4,313,682 as at December 31, 2017. Accounts payable and accrued liabilities at March 31, 2018 were $87,202. As of March 31, 2018, the Company has sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project.

Transactions with Related Parties

	Three months ended March 31,
	2018	2017
	$	$
Management fees(1)	50,416	6,000
Stock-based compensation	150,375	4,097
	200,791	10,097

(1)	Fees paid to Mark Jarvis, CEO and Director, Brian Fiddler, former CFO and Leslie Young, corporate secretary.

There were no amounts owing to related parties at March 31, 2018 or December 31, 2017.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the year amounted to $42,092 (2017 - $6,000) for short-term benefits and $150,375 (2017 - $4,097) for stock-based compensation.

The Company is subleasing office space to a company with common directors. As at March 31, 2018, the Company had a receivable of $4,809.

Changes in Accounting Policies

Adoption of new accounting standards:

IFRS 9, Financial Instruments
This standard replaces IAS 39 Financial Instruments: Recognition and Measurement and became effective for the Company on January 1, 2018. IFRS 9 includes requirements for classification and measurement of financial assets and financial liabilities; impairment methodology for financial instruments; and general hedge accounting. IFRS 9 has specific requirements for whether debt instruments are accounted for at amortized cost, fair value through other comprehensive income or fair value through profit or loss. IFRS 9 requires equity instruments to be measured at fair value through profit or loss unless an irrevocable election is made to measure them at fair value through other comprehensive income, which results in changes in fair value not being recycled to the income statement. The adoption of this standard did not have a material measurement or disclosure impact on the Company’s financial statements.

Accounting standards issued but not yet effective:

IFRS 16, Leases
The new standard eliminates the classification of leases as either operating or finance leases for a lessee. Instead all leases are capitalized by recognizing the present value of lease payments and recognizing an asset and a financial liability representing an obligation to make future lease payments. The principles in IFRS 16 provide a more consistent approach to acquiring the use of an asset whether by leasing or purchasing an asset. The new leasing standard is applicable to all entities and will supersede current lease accounting standards under IFRS. IFRS 16 is mandatory for annual periods beginning on or after January 1, 2019.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Foreign exchange risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Outstanding Share Data

As at March 31, 2018, the Company had 42,024,015 shares issued. The Company had 3,350,000 stock options outstanding with exercise prices ranging from $0.10 to $0.80, an average price of $0.35 and an average life of 4.10 years. In addition, 25,571,400 warrants were outstanding with an average exercise price of $0.19 and an average life of 2.70 years.

Summary of Share data at March 31, 2018
		Average
		Price	Life in Years
Issued shares	42,024,015
Options	3,350,000	$0.35	4.10
Warrants	25,571,400	$0.19	2.70
Fully Diluted	70,945,415

Summary of Share data at May 30, 2018
		Average
		Price	Life in Years
Issued shares	42,024,015
Options	3,525,000	$0.37	4.00
Warrants	25,571,400	$0.19	2.54
Fully Diluted	71,120,415

Disclosure Controls and Procedures

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the three months ended March 31, 2018 and this accompanying MD&A (together, the “Interim Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.

Other Information

Additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.gigametals.com.